Exhibit

Exhibit Description

99.1	Announcement on 2014/03/12: To announce Important Resolutions from 12th term of 14th Board Meeting

99.2	Announcement on 2014/03/12: To announce Board Meeting Resolution on Earnings Distribution

99.3 Announcement on 2014/03/12: To announce termination of private equity offering approved by 2013 shareholders’ meeting

99.4	Announcement on 2014/03/12: To announce UMC Board Meeting has resolved the proposal for private placement based on future operation needs

99.5	Announcement on 2014/03/12: To announce UMC Board of Director’s Resolution to convene the Annual General Meeting

99.6	Announcement on 2014/03/12: To announce UMC’s donation to UMC Science and Culture Foundation

Exhibit 99.1

To announce Important Resolutions from 12th term of 14th Board Meeting

1. Date of occurrence of the event: 2014/03/12

2. Company name: UNITED MICROELECTRONICS CORP.

3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office

4. Reciprocal shareholding ratios: N/A

5. Name of the reporting media: N/A

6. Content of the report: N/A

7. Cause of occurrence:

The board meeting has approved important resolutions as follows:

(1)	Approved 2013 Business Report and Financial Statements.

The Company’s revenue for 2013 was NT$123,812 million and net income attributable to the stockholders of the parent was NT$12,630 million, with EPS of NT$1.01.

(2) Proposed Dividend Distribution and Employee Bonus. ( approximately NT$0.5 per share)

(3)	Approved this round’s capital budget execution of NTD 4,948 million towards capacity deployment.

(4)	Approved termination of the issuance plan for private placement, which was approved by 2013 Annual General Meeting.

(5)	Approved the proposal for private placement based on future operation needs and proposed to 2014 Annual General Meeting for discussion.

(6)	The 2014 Annual General Meeting will be held at 9:00 AM on Wednesday, June 11, 2014 at UMC’s Fab8S Conference Hall, located at No.16, Creation Rd. 1, Hsinchu Science Park.

(7) Approved UMC’s donation, NTD$10.8 million, to UMC Science and Culture Foundation.

8. Countermeasures: None

9. Any other matters that need to be specified: None

Exhibit 99.2

To announce Board Meeting Resolution on Earnings Distribution

1. Date of the board of directors resolution: 2014/03/12

2. Appropriations of earnings in cash dividends to shareholders (NT$    per share):0.5

3. Cash distributed from legal reserve and capital surplus to shareholders (NT$    per share):0

4. Total amount of cash distributed to shareholders (NT$):6,248,570,833

5. Appropriations of earnings in stock dividends to shareholders (NT$    per share):0

6. Stock distributed from legal reserve and capital surplus to shareholders (NT$    per share):0

7. Total amount of stock distributed to shareholders (shares):0

8. Remunerations for directors and supervisors (NT$):11,746,038

9. Cash bonus to employees (NT$):1,162,655,682

10. Stock bonus to employees (NT$):0

11. Any other matters that need to be specified: None

Exhibit 99.3

To announce termination of private equity offering approved by 2013 shareholders’ meeting

1. Date of the board of directors resolution for the change: 2014/03/12

2. Dates of effective registration of the original plan: 2013/06/11

3. Reason for the change:

(1)The Company’s 2013 AGM has authorized the Board to raise capital from private placement, through issuing instruments such as common shares, DRs (including but not limited to ADS), or Euro/Domestic convertible bonds (including secured or unsecured corporate bonds), based on market conditions and the Company’s needs. The amount of shares issued or convertible is proposed to be no more than 10% of total share issued (i.e., no more than 1,295,180,554 shares)

(2)According to item 6, Article 43-6, Security and Exchange Act, the private placement offering shall be conducted in separate instances within one year after AGM approval.

(3)The approval will expire on 2014/6/10. Considering changes from market conditions, the Board has resolved to terminate the private placement offering.

4.	Content of each and every successive past changed plan for raising of funds before and after change: Not applicable

5. Anticipated timetable for execution: Not applicable

6. Anticipated completion date: Not applicable

7. Anticipated possible benefits: Not applicable

8. Difference with original anticipated benefits: Not applicable

9. Effect of the current change on shareholder equity: Not applicable

10. Abstract of the original lead underwriter’s appraisal opinion: Not applicable

11. Any other matters that need to be specified: None

Exhibit 99.4

To announce UMC Board Meeting has resolved the proposal for private placement based on future operation needs

1. Date of the board of directors resolution: 2014/03/12
2. Types of the private placement: common shares, ADR/GDR, or CB/ECB

3.	Buyers of the private placement and their relationships with the company:

Strategic investors; None

4. Number of shares or bonds privately placed: No more than 1,269,208,166 shares
5. Total monetary amount of the private placement: No more than 1,269,208,166 shares
6. The pricing basis of private placement and its reasonableness:

The price determination shall also follow regulations from government authorities. Considering that Security and Exchange Act has set a no-trading period of 3 years on private placement securities, the price determination above shall be reasonable.

7.	Use of the funds raised in the private placement: To provide the flexibility to engage semiconductor technology cooperation or alliance with major companies, and meanwhile to supplement operating capital for future needs. However, there is no specific plan at this moment.

8. Reasons for conducting non-public offerings:

Considering the capital market status, effectiveness, feasibility, costs to raise capital, introducing strategic investors into the company, and the no-trading period of 3 years, it is better to maintain the long term relationship with strategic partners by such security issuance of private placement. So the Company proposed to raise capital through private placement, rather than public offering.

9. Objections or qualified opinions from independent Board of Directors: None
10. Date of pricing: To be determined by the Board after authorization from AGM.

11.	Recommended price: The price of privately placed common shares shall be set by no less than the reference price. The reference price shall be the higher of the following two calculations:

(a) The simple average closing price of the common shares of the company for either the one, three, or five business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends or capital reduction.
(b) The simple average closing price of the common shares of the company for the thirty business days before the price determination date, after adjustment for any distribution of stock dividends, cash dividends, or capital reduction. The issuance price of convertible corporate bonds shall be set by no less than theoretical price. The theoretical price shall be calculated based on selected pricing model shall encompass, and include the concurrent consideration of, the various rights included in the terms of issuance. The determination of pricing date, actual reference price, theoretical price and issuance price will be authorized to the Board considering the regulations foresaid, market status, environment conditions and the specific parties.

12. Shares price, conversion or subscription price:

To be determined by the Board after authorization from AGM.

13. Rights and obligations of the new private placement shares:

Besides the transfer limitation ruled by Article 43-8, Securities and Exchange Act, the rights and obligations are the same as what of common shares.

14.	The record date for share conversion, if conversion, exchange, or subscription rights are attached: N/A

15. Possible dilution of equity, if conversion, exchange, or subscription rights are attached:

No more than 10% of total share issued.

16.	Possible influence of change in shareholding, if conversion or subscription rights are fully attached: NA

17. Countermeasures of the aforesaid estimate change in shareholding: N/A
18. Any other matters that need to be specified:

The issuance plan for this private placement for either common shares, ADR/GDR, or CB/ECB, including price, total amount, terms and conditions, record date etc. and others matters, will be determined by the Board after authorization from AGM. The Board can adjust the issuance plan based on market conditions, operation needs or indications from government authorities, if any. To proceed the issuance plan for this private placement, AGM will authorize the Chairman to represent the Company to execute and sign any documentation or agreement.

Exhibit 99.5

To announce UMC Board of Director’s Resolution to convene the Annual General Meeting

1. Date of the board of directors resolution: 2014/03/12
2. Date for convening the shareholders’ meeting: 2014/06/11

3.	Location for convening the shareholders’ meeting: UMC’s Fab8S Conference Hall (No.16, Creation Rd. 1, Hsinchu Science Park)

4. Cause or subjects for convening the meeting:

1) Items to report

1. 2013 business report

2. Audit committee’s report of 2013 audited financial report

3. The status of private placement

2) Items to be approved

1. The Company’s 2013 business report and financial statement

2. The Company’s 2013 earnings distribution.

3) Discussion items

1. To amend the Company’s “Acquisition or Disposal of Assets Procedure”

2.	To propose the issuance plan for private placement of common shares ADR/GDR or CB/ECB, including secured or unsecured corporate bonds, no more than 10% of registered capital

5. Book closure starting date: 2014/04/13
6. Book closure ending date: 2014/06/11
7. Any other matters that need to be specified: None

Exhibit 99.6

To announce UMC’s donation to UMC Science and Culture Foundation

1. Date of occurrence of the event: 2014/03/12
2. The reason for the donation: For the promotion of culture education
3. The total amount of the donation: $10,800,000 NTD
4. Counterparty to the donation: UMC Science and Culture Foundation
5. Relationship to the Company:

A non-profit organization of which the funds donated from the enterprise exceeds one third of the non-profit organization’s total funds

6. Name and resume of the independent director that expressed objection or reservation: None
7. Contents of the objection or reservation: None
8. Any other matters that need to be specified: None